Mail Room 4561

December 23, 2009

Michael Rosenberger
President
American Restaurant Concepts, Inc.
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

> **Re: American Restaurant Concepts, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 4, 2009**
> **File No. 333-161792**

Dear Mr. Rosenberger:

We have reviewed your response to our letter dated November 17, 2009 and have the following comments. References to prior comments in this letter relate to comments in our letter dated November 17, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information, page 4

1.   On page 4 you utilize a defined term "Master Licensee." In your summary you should generally avoid the use of defined terms. It would be more informative and consistent with the principles of Rule 421(d) to name the master licensee that is the party to your area development agreement. Additionally, avoid the use of defined terms that are extracted from your legal agreements, such as "Master License Area." The summary should explain the terms of your area development agreement in non-legalistic and easily understandable terms. Clarify whether the master licensee opened the three new restaurants that it was contractually obligated to open during 2009.

Risk Factors, page 8

General

2.   We note that in your response to comment 1, you have deleted the disclosure that
        discusses your limited control over franchisees because of franchisees' significant
        amount of flexibility in running their operations. Tell us what consideration you
        have given to including this information in your filing pursuant to Item 101(h)(4)
        of Regulation S-K. Since your revenues depend in large measure upon the
        activities of franchisees you do not control, with which you only have contractual
        arrangements that may be difficult to enforce, it appears that a risk factor
        discussing this dependency is appropriate.

"Insurance may not provide adequate levels of coverage . . .," page 10

3.   In the final risk factor on page 10, clarify the nature of the natural disasters which
        it is "not economically reasonable to insure against." In the discussion of your
        franchise agreements that is provided as part of the Business section, please
        clarify the nature of the insurance protection that franchisees are required to
        obtain under the terms of their franchise agreements, and as material, identify
        significant categories of casualties as to which your franchisees generally do not
        obtain coverage.

"We are exposed to increased expenses from recent legislation . . .," page 19

4.   While you state that you anticipate having effective internal controls over
        financial reporting that meet the requirements of Section 404, if and when
        applicable to you, you must still establish an ongoing program to evaluate and test
        those controls to comply with the requirements. As noted in prior comment 3,
        consider alerting investors to the uncertainty as to whether you will be able to
        conclude that your internal controls over financial reporting are effective, when
        you are required to conduct the evaluation. The current risk to investors that is
        posed by the uncertainty should also be described, or you should explain why you
        do not believe this uncertainty warrants a separate risk factor.

Selling Shareholders, page 21

5.   Your response to prior comment 4 does not address the second part of the
        question. Please clarify your disclosure as to whether the prices at which shares
        were issued to the service providers were equivalent across all service providers.

Directors, Executive Officers, Promoters and Control Persons, page 26

6.   The biographical information concerning Mr. Rosenberger indicates that he is president and a director of Hot Wings Concepts, Inc. Tell us what consideration you have given to filing the franchise agreement with Hot Wings Concepts as a material agreement. Tell us the nature and amount of payments, products provided or received and services provided or received by Hot Wings Concepts, Inc., under its franchise agreement during each of the most recent fiscal years and the subsequent period. Tell us what consideration you have given to describing the terms of the franchise agreement and the effects of that franchise agreement on the Company in the Business as well as Management's Analysis section. Please tell us what consideration you have given to describing the transactions that directly or indirectly have taken place under this franchise agreement within the section of the filing captioned, "Certain Relationships and Related Transactions." Finally, expand the biographical information regarding Mr. Rosenberger to state in quantitative terms the minimum period of his working time that he devotes to the business and affairs of Hot Wings Concepts, Inc.

7.   Please be advised that SEC Release No. 33-9089, adopted December 16, 2009 and effective February 28, 2010, will require disclosure of legal proceedings involving executive officers and directors during the past <u>ten</u> years. In this regard, consider expanding your discussion of the circumstances surrounding Mr. Shaw's consent to the entry of an Order of Prohibition from the State of Wisconsin, should the effective date of this registration statement exceed February 28, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

8.   While we note your response to prior comment 5, tell us what consideration you have given to including information such as fluctuations in average revenues per restaurant; the number of full service versus limited service restaurant operations; and other business conditions that affected the royalties received, in explaining the factors that led to the changes in your results from one period to the next. Merely stating that "[i]ncreased royalty income" occurred is not helpful to investors. In this regard, we note that franchisees are required to report sales on a daily basis and submit their restaurant-level financial statements on a quarterly or annual basis. Tell us what consideration you have given to including information of the type suggested by this comment in the discussion of your results of operations.

9.   Further, your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 40

addressing the decrease in revenue over the nine months ended September 28, 2009, primarily due to a decrease in royalty income resulting from a restaurant closing. Please note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors. Tell us how much the restaurant that closed in 2009 contributed to your revenues in 2008; whether it was a full-service or limited service restaurant; and how much of the decline in revenues over the nine months ended September 28, 2009 was attributable to its closing. It appears you should disclose quantitative information of this nature in your filing.

Liquidity and Sources of Capital, page 40

10.   In your response to comment 6, you state that you believe cash flows generated from franchise fees and royalties will be sufficient to fund your planned expenses for the next twelve months, yet, in response to comment 2, you state that you anticipate you will need to raise up to $1.5 million for additional staffing, marketing expenses, and to maintain public status. Please reconcile these statements and update your disclosure so that investors better understand your liquidity position.

Certain Relationships and Related Transactions, page 42

General

11.   While we note your response to comment 8, explain the nature of the arms-length transaction that you examined to determine that the sales price in the related-party arrangement was at a "fair market value" and explain the basis on which you concluded that the comparative transaction and the assets involved in it were indicators of the "fair market values" in the related party transaction. Please tell us what consideration you have given to including disclosure relating to this transaction in the section of the filing captioned, "Certain Relationships and Related Transactions."

12.   In your response to comment 9, you state that in consideration of repayment of certain advances made to Michael Rosenberger, $382,392 of indebtedness was transferred to Mr. Rosenberger. Clarify who "transferred the indebtedness," identify the creditor and debtor and describe the events that generated the debt. Also, describe the "original funding," including the parties thereto, the terms of the funding and explain how the debt was created by the funding. Also, describe the advances from Mr. Rosenberger in reasonable detail. Disclose when the

advances occurred, their amounts and the terms on which those advances were made. If this transaction was effectuated pursuant to a written agreement, please file the agreement to your amended registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Executive Compensation, page 45

13.   Any amendment that is submitted after January 1, 2010, should include disclosure responsive to Item 402 of Regulation S-K with respect to the year ended December 31, 2009, irrespective of whether that filing is required to include audited financial statements for the period then ended.

Notes to Financial Statements

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-7

14.   Your response to prior comment 11 indicates that you revised your revenue recognition policy disclosure on page F-6 to conform to page F-18; however, your disclosure continues to indicate that revenue is recognized "prior to performance of all material obligations and initial services by the Company." Please revise accordingly.

15.   We note in your response to prior comment 12 that you are recognizing revenue related to franchise fees on a gross basis and royalty fees on a net basis. Clarify why these revenue streams are being accounted for on a different basis of accounting since the analysis in your response, which supports gross accounting, does not distinguish between these two revenue streams. In this regard, since you state that each franchise agreement is between the Company and the franchisee and the Company is the primary obligor under these arrangements, clarify why you believe reporting revenue related to royalties on a net basis is appropriate.

NOTE 7 – Notes Payable, page F-11

16.   We note your response to prior comment 14 where you indicate that the Company was never liable for the note payable. Explain why you recorded a liability in your financial statements for debt you were never liable for. Also, as previously requested, explain your accounting through the date of extinguishment and your cash flow classification.

NOTE 8 - Master Franchise Agreement, page F-11

17.   We note your response to prior comment 15 and your revision to your revenue
        recognition policy footnote on page F-19 where you indicate that revenue related
        to your master license agreements are recognized when a restaurant is opened in a
        licensee's area. However, your disclosure on page F-11 and 24 indicates that
        revenue related to your master license agreements are recognized as franchises are
        sold. Please reconcile these policies and revise your disclosure as necessary.

Exhibits, page 52

18.   It appears that the employment agreement with Mr. Rosenberger is part of a Stock
        Purchase Agreement between Mantis Enterprises, Inc. and Michael Rosenberger.
        Please clarify and file the complete agreement with your amended registration
        statement pursuant to Item 601((b)(10)(iii)(A) of Regulation S-K. Further, in
        paragraph 3 of the Agreement, it appears that Mr. Rosenberger is to hold the
        position of Chief Operating Officer, yet your disclosure on page 46 states that this
        agreement is with Mr. Rosenberger as President. Please revise accordingly.

Undertakings, page 52

19.   As your offering involves the resale of securities by selling shareholders, please
        advise as to why you have included the undertaking associated with Item
        512(a)(6) of Regulation S-K.

* * *

        Please furnish a letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you

need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.